Entourage Mining Ltd.
A Precious Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB:ETGMF

February 24, 2005

Entourage Mining Ltd. Black Warrior Progress Report from Mineral Ridge Nevada

Mr. Greg Kennedy reports that Entourage Mining Ltd. (the “Company”) has identified 7 initial drill targets on the Black Warrior Gold/Silver Project (BW Project) situated in Esmeralda County, Nevada and an application for drill permits has been made. The Company’s initial drill program will focus on four main targets including the area of the Black Warrior pit from which 1595.46 ounces of silver previously were extracted from 24.175 dry tons of ore. Three drill holes are also planned for the North Vein, situated 579m northwest of the BW pit, where grab samples assaying up to 4.52 g/t of gold were collected in a 2004 program.

All work on the BW Project is under the supervision of James A. Turner, P Geo and a National Instrument 43-101 “qualified person”. Mr. Turner has prepared a NI 43-101 compliant technical report on the project; the report can be viewed under the Company’s profile on sedar.com. As well, Mr. Turner reports that a comprehensive Controlled-Source Audio-Frequency Magneto-Telluric (CSAMT) survey of the Company’s BW Project commenced on February 18, 2005. The CSAMT survey is being conducted by Zonge Geosciences Inc. of Sparks, Nevada and it is anticipated that up to 25 line kilometers of survey will be completed.

CSAMT is a frequency domain electromagnetic method which uses an artificial signal source which provides a stable signal, resulting in higher-precision and faster measurements than are usually obtainable with natural-source measurements in the same spectral band. The method has been used for mapping resistive, dyke-like silicified zones likely to host gold mineralization and has been successfully used in exploration for massive sulfides and precious metals particularly to identify possible deep structures.

The BW Project is situated on Mineral Ridge in Nevada’s prolific gold and silver producing Walker Lane Trend where more than 20 million ounces of gold historically have been produced. The Company continues to stake additional ground in the pediment area off the main claim block.

The BW Project is a low-sulfidation, vein hosted system with potential for discovery of bulk-tonnage Au-Ag-Cu-Pb-Zn minerlaization with high-grade Ag-Au veins and deep sediment hosted gold mineralization. The area has been described as a core complex with quartz veins and pods occupying the detachment faults. Additional information will be disseminated as it becomes available.

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations.These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Gregory F. Kennedy

President

www.entouragemining.com

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com